October 20, 2014

VIA EDGAR SUBMISSION

Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	Telecom Argentina S.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 14, 2014 File No. 1-13464

Dear Ms. Blye:

By letter dated September 15, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Telecom Argentina S.A.’s (“Telecom” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”). In response to your comments, the Company hereby provides responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type is a verbatim reproduction of the comments included in your letter.

General

1.
In your letters to us dated January 4, 2012 and February 10, 2012, you discussed contacts with Syria, Sudan and Cuba. As you are aware, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2012 letters, including through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note that the sale of Telecom Italia’s stake in your company has not been finalized, and that you still engage in telecommunications services with Telecom Italia. We also note 2013 news articles reporting that Telecom Italia provides internet service in Syria. You should describe any products, equipment, components, technology or services you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response

To our knowledge, our only activities that directly or indirectly relate to Cuba, Sudan or Syria (collectively, the “Designated Countries”) are those described below.

(i)	Roaming Agreements (mobile services):

Operators of mobile telecommunications networks, including Telecom Personal and Núcleo (Telecom subsidiaries operating in Argentina and Paraguay, respectively), enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business.  The Telecom subsidiaries’ roaming agreements are entered into on terms and conditions that are standard for the telecommunications industry, as described below.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement, our mobile subscribers may, when in a foreign country covered by the network of an operator with which we have a roaming agreement (the “Foreign Network”), make and receive calls on their mobile using such Foreign Network.  Likewise, when a subscriber of such Foreign Network is in Argentina or Paraguay, such subscriber may make and receive calls using our network if the relevant Foreign Network has an international roaming agreement with us.

The calls made and received by our subscribers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. Then, we bill our end subscribers according to the specific tariff plan of the subscription agreement they have signed with us.  Likewise, we bill the Foreign Network for the calls made and received by Foreign Network subscribers who use our network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its subscribers for those calls according to the subscription agreement with their customer. Roaming contracts generally do not contemplate other fees or disbursements.

We maintain roaming agreements with Unidad de Negocios Movil de ETEC SA - Cubacel (formerly “Cubacel”), in Cuba; MTN Sudan Co. Ltd, in Sudan; and Spacetel Syria (now MTN Syria), in Syria with the characteristics described above. The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

It is our understanding that U.S. telecommunications companies regularly receive licenses from the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) for receipt and payment for roaming charges in Cuba for direct U.S.-Cuban telecommunications pursuant to Section 6004(e) of Title 22, United States Code (the Cuban Democracy Act), and implementing OFAC regulations.  Pursuant to the exemption in Section 5(b)(4) of Title 50 Appendix, United States Code (the Trading with the Enemy Act) and implementing OFAC regulations, no license is required for U.S. telecommunications companies’ roaming agreements and related receipts and payments for indirect U.S.-Cuban telecommunications. Thus, based on the view of our legal advisers, we believe the actions of Telecom Personal and Núcleo are consistent with U.S. foreign policy with respect to telecommunications links with Cuba.

For the six-month period ended June 30, 2014 and for the years ended December 31, 2013, 2012 and 2011, the approximate revenues from roaming agreements with the Designated Countries were as follows (in thousands of Argentine pesos):

	(in thousands of ARS)
Table 1	First Half 2014	2013	2012	2011
Syria	-	0.04	0.07	1.14
Sudan	0.87	0.52	0.08	0.20
Cuba	50.02	101.36	26.18	37.19
Total revenues from roaming agreements	50.89	101.92	26.33	38.53
% of consolidated revenues	(a)	(a)	(a)	(a)
(a)	Less than 0.001%.

For the six-month period ended June 30, 2014 and for the years ended December 31, 2013, 2012 and 2011, the approximate expenses from roaming agreements with the Designated Countries were as follows (in thousands of Argentine pesos):

	(in thousands of ARS)
Table 2	First Half 2014	2013	2012	2011
Syria	(0.49)	(1.07)	(0.44)	(2.73)
Sudan	-	(0.10)	(0.01)	(0.12)
Cuba	(5,018.01)	(14,259.73)	(7,478.50)	(2,757.90)
Total expenses from roaming agreements	(5,018.50)	(14,260.90)	(7,478.95)	(2,760.75)
% of consolidated operating expenses	0.039	0.062	0.041	0.019

Our total receivables from roaming agreements with networks of the Designated Countries as of June 30, 2014 and December 31, 2013, 2012 and 2011 were as follows (in thousands of Argentine pesos):

	(in thousands of ARS)
Table 3	First Half 2014	2013	2012	2011
Syria	-	-	-	-
Sudan	2.05	0.67	0.13	0.02
Cuba	2.66	2.18	1.56	1.70
Total receivables from roaming agreements	4.71	2.85	1.69	1.72
% of consolidated trade receivables	(a)	(a)	(a)	(a)
(a)	Less than 0.001%.

Our total payables from roaming agreements with networks of the Designated Countries as of June 30, 2014 and December 31, 2013, 2012 and 2011 were as follows (in thousands of Argentine pesos):

	(in thousands of ARS)
Table 4	First Half 2014	2013	2012	2011
Syria	(25.91)	(20.35)	(14.45)	(11.82)
Sudan	-	-	-	-
Cuba	(5,590.35)	(3,544.08)	(2,787.96)	(866.36)
Total payables from roaming agreements	(5,616,26)	(3,564,43)	(2,802.41)	(878,18)
% of consolidated trade payables	0.106	0.058	0.076	0.026

The amounts of revenues, expenses, receivables and payables are wholly immaterial when compared to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

(ii)	International Telecommunications Services (fixed services):

In the modern telecommunications industry, when traffic from a third-party network is placed to or transported through one of our networks, we receive a fee from the incoming network. Likewise, when traffic originating on one of our networks is placed to or transported through another network, we are charged a fee by such network.

To this end, the Company has entered into an agreement with ETEC S.A. for the delivery of traffic from Cuba to our network and from our network to Cuba. We do not have traffic agreements with operators in the Designated Countries other than Cuba.

The purpose of these agreements is to allow the uninterrupted exchange of international fixed traffic. Consequently, we intend to continue maintaining these agreements.

For the six-month period ended June 30, 2014 and for the years ended December 31, 2013, 2012 and 2011, the approximate total revenues and expenses from traffic with and to ETEC S.A. were as follows (in thousands of Argentine pesos):

	(in thousands of ARS)
Table 5	First Half 2014	2013	2012	2011
Services rendered	309.08	384.25	159.80	108.74
% of consolidated revenues	0.002	0.001	0.001	0.001
Services received (*)	(7,472.69)	(8,053.72)	(6,569.71)	(6,155.67)
% of consolidated operating expenses	0.057	0.035	0.036	0.042
(*)  Services provided by ETEC S.A. are billed in US dollars and have been converted into Argentine Pesos using the average exchange rate for each period shown. Argentine Peso amounts are influenced by the devaluation of the Peso against the US Dollar over the years/periods presented.

Our total payables from transactions with ETEC S.A. as of June 30, 2014 and December 31, 2013, 2012 and 2011 were as follows:

	(in thousands of ARS)
Table 6	First Half 2014	2013	2012	2011
Total payables with ETEC S.A.	(535.59)	(506.42)	(535.21)	(949.08)
% of consolidated trade payables	0.010	0.008	0.015	0.028

As shown in Table 5 above the revenues and expenses generated by these transactions with ETEC S.A. are wholly immaterial for each of the periods presented. The Company expects to continue incurring such costs and generating such revenues in the ordinary course of the Company’s business, although, based on prior experience, the Company believes that its business dealings with telecommunications operators in Cuba are currently and will continue to be financially immaterial, both on a quantitative and qualitative basis. Thus, the Company believes that a reasonable investor would not deem these transactions important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

(iii)	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries. In addition to the abovementioned International Telecommunications Service agreement with ETEC S.A., if Telecom has exceeded the monthly quota of traffic agreed between ETEC S.A. and Telecom it may be more convenient for Telecom to place traffic to Cuba through other operators than to subscribe for additional capacity from ETEC S.A.

Regarding outgoing traffic, during the years ended December 31, 2013, 2012 and 2011 and the six-month period ended June 30, 2014, Telecom has sent traffic to the Designated Countries mainly through France Télécom (France), Latinatel S.A. (Uruguay), Telecom Italia S.p.A. (Italy), Express Teleservice Corp. (Russia), Tata (Canada), Atlantel Inc. (United States),  Ibasis Global Inc. (United States), Telenor Global Services (Norway) and Empresa Nacional de Telecomunicaciones S.A. (Chile).

For such periods, the total approximate expenses for delivery of traffic terminated in the Designated Countries were (in million of Argentine pesos):

	(in thousands of ARS)
Table 7	First Half 2014	December 31,
		2013	2012	2011
Syria	(24.15)	(44.71)	(36.76)	(29.13)
Sudan	(0.04)	(0.08)	(0.07)	(0.30)
Cuba	(5,087.70)	(5,200.43)	(4,617.73)	(2,060.03)
Total outbound costs (*)	(5,111.89)	(5,245.22)	(4,654.56)	(2,089.46)
% of consolidated operating expenses	0.039	0.023	0.026	0.014
(*)  Outbound costs are billed in US dollars and have been converted into Argentine Pesos using the average exchange rate for each period shown. Argentine Peso amounts are influenced by the devaluation of the Peso against the US Dollar over the years/periods presented.

Regarding incoming traffic, the Company charges the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, the Company does not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in Table 7 above are wholly immaterial with respect to the Company’s consolidated operating expenses for each of the periods presented.

As noted above with respect to Cuba, U.S. legal and foreign policy favors the maintenance of telecommunications links (and related financial transfers) with the Designated Countries and exempts telecommunications transmissions and related payments with those countries from regulation pursuant to Section 1702(b)(3), Title 50, United States Code (the International Emergency Economic Powers Act) and implementing OFAC regulations.  For this reason as well as the others noted, the Company believes that a reasonable investor would not deem commercial agreements and/or payments and telecommunications services involving the Designated Countries important in making an investment decision and that these transactions will not materially affect the Company’s reputation or share value.

Telecom Argentina, as a subsidiary of Telecom Italia S.p.A. (“Telecom Italia”), has been informed that Telecom Italia received a comment letter from the SEC on September 15, 2014 requesting information about Telecom Italia’s operations in Cuba, Syria and Sudan. In all matters regarding these transactions, the Company respectfully refers the Staff to the information provided by Telecom Italia in its response letter dated October 16, 2014.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response

As to all matters regarding materiality in quantitative and qualitative terms we respectfully refer the Staff to our responses to Comment 1 above.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation and policies which have been proposed and/or adopted by some State and municipal governments, universities and other investors relating to investments in companies who do business with countries identified as state sponsors of terrorism.  Although recognizing the sentiment expressed through these proposals, policies and statutes, we continue to believe that the transactions described in this letter (revenues of 486.17 thousand Argentine pesos (equivalent to approximately 88 thousand U.S. dollars) and expenses of 27,559.84 thousand Argentine pesos (equivalent to approximately 5,109 thousand U.S. dollars) in 2013) would not be material to a reasonable investor in making an investment decision about our shares, given the quantitatively immaterial nature of these transactions and the fact that the transactions are ordinary course activities for any telecommunications operator, which legitimately receives revenues from, and makes payments to, other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including the Designated Countries.

To our knowledge, no divestments in the Company’s securities have been made based on any such transactions involving the Designated Countries.

* * *

We thank you for your review and comments, and as we understand the sensitivity of the subject matter, we are considering incorporating a brief description of the Company’s transactions and balances with respect to the Designated Countries into future filings.

In addition, as requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Marcelo F. Kozak or Adrián Calaza at 54-11-4968-3835 (tel), 54-11-4968-3274 (tel), 54-11-4313-0526 (fax) or by e-mail to mkozak@ta.telecom.com.ar or acalaza@ta.telecom.com.ar.

Very truly yours,

/s/ Marcelo F. Kozak
Marcelo F. Kozak
Chief Accountant & SOX Compliance Officer